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                                                                    EXHIBIT 20.1

                   [DIGITAL LIGHTHOUSE CORPORATION LETTERHEAD]

     FOR IMMEDIATE RELEASE

     DIGITAL LIGHTHOUSE FILES VOLUNTARY CHAPTER 11 PETITION

ENGLEWOOD, COLO., JULY 16, 2001 - Digital Lighthouse Corporation (OTCBB: DGLH), a provider of Technology integration and Operations services, said today that the Company has voluntarily filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Colorado. The filing will enable Digital to continue to conduct business as usual and to provide service to its customers while it pursues an orderly financial reorganization with the protection of the court.

During 2000 and 2001, the Internet technology and online trading operations support sectors, both of which Digital has been heavily involved in, have experienced a significant market downturn, and Digital has taken steps to strengthen its business model in light of these conditions. The Company has explored and will continue to explore a range of strategic and financial alternatives, and it believes today's Chapter 11 filing is a prudent and timely decision.

"Digital is voluntarily taking this action because we believe it will best protect the Company's assets for the benefit of our creditors, customers, employees and other stakeholders while we continue to evaluate our strategic alternatives," said Tim O'Crowley, Chairman of Digital. "Although we have taken dramatic steps to counter the severe downturn in the market for our services, we now find it necessary to seek the assistance of the court in order to have the time to reorganize our balance sheet."

ABOUT DIGITAL

Based in Englewood, Colo., Digital Lighthouse Corporation (OTCBB: DGLH) is a technology integration firm focused on designing, building, integrating and operating advanced Customer Relationship Management (CRM) solutions for our clients. We assist our clients by enabling the technology and operational support that will identify and attract customers, initiate and manage customer interactions, and build and nurture

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customer relationships. For more information, call (303) 357-3000, or visit the
Digital's Web site at www.digitallighthouse.com.

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The statements contained in these materials which are not historical facts may contain forward-looking statements with respect to events, the occurrence of which involve risks and uncertainties. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. The following are important factors that could cause Digital's actual results to differ materially from those expressed or implied by such forward looking statements: Digital's need to raise significant additional financing, to extend its cash resources, evaluate the size of its operations, and implement one or more strategic alternatives; restructuring its balance sheet, attracting and retaining customers, managing its strategic investments and strategic relationships. Other factors include the highly competitive nature of Digital's market; the rapid rate of technological change in the industry; Digital's history of operating losses and the unproven nature of its business model; customer agreements are generally non-exclusive and terminable by the customer on short notice; Digital's existing capital structure may affect its ability to raise additional capital in the future; the need to retain and attract key personnel; and other economic, business, competitive and governmental and/or regulatory risks detailed in Digital's filings with the Securities and Exchange Commission. Digital undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements after the date hereof or to reflect the occurrence of unanticipated events.